Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICES CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Nine Months Ended Sept. 30, 2018	Year Ended Dec. 31
		2017	2016	2015	2014	2013
Earnings, as defined:
Pretax income from operations	$208,491	$227,629	$234,271	$202,288	$205,054	$148,938
Add: Fixed charges	78,758	93,784	112,793	109,073	105,946	104,534
Total earnings, as defined	$287,249	$321,413	$347,064	$311,361	$311,000	$253,472
Fixed charges, as defined:
Interest charges	$61,782	$86,233	$88,671	$84,040	$80,218	$77,866
Interest component of leases	16,976	7,551	24,122	25,033	25,728	26,668
Total fixed charges, as defined	$78,758	$93,784	$112,793	$109,073	$105,946	$104,534
Ratio of earnings to fixed charges	3.6	3.4	3.1	2.9	2.9	2.4